Mail Stop 3-5

      May 11, 2005

By U.S. Mail and Facsimile

Charles G. Raymond
Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina  28211

Re:	Horizon Lines, Inc.
	Registration Statement on Form S-1, as amended
	Filed April 13, 2005
	File No. 333-123073

	H-Lines Finance Holding Corporation
	Registration Statement on Form S-4
	Filed March 30, 2005
	File No. 333-123682

	Horizon Lines Holding Corporation
	Registration Statement on Form S-4
	Filed March 30, 2005
	File No. 333-123681


Dear Mr. Raymond:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We will provide comments, if any, on your confidential treatment application under separate cover when we complete our review. Also, please note that we may have further comment on your supplemental response regarding recent press reports when we complete our review of those materials.
2. Please provide brief captions that accurately describe the photographs you plan to include in the red herring.

Prospectus Summary, page 1
3. We note your response to our prior comments no. 5 and 23. Please remove the disclosure relating to the summary of Post-Acquisition Transactions on pages 6 and 7 because the disclosure merely repeats the information provided elsewhere in the prospectus. Instead, you may provide a cross-reference to your revised summary of the Post-Acquisition Transactions on page 121.
4. Please revise your disclosure throughout to eliminate any references to your Adjusted EBITDA measures. Please refer to our accounting comment no.15. Refer to Item 10(e)(ii) of Regulation S-K.

Our Company, page 1
5. We note your response to our prior comment no. 14. Please provide verifiable support regarding your ranking in the four areas you list.

Our Competitive Strengths, page 3
6. In your response to our prior comment no. 18, you indicate that discussion of the Company`s compounded annual growth rate with respect to its revenue was deleted. However, please note that this disclosure still appears in the third paragraph on page 3. Please revise accordingly.

Long-standing relationships, page 4
7. We note your response to our prior comment no. 15. Please disclose that you have non-exclusive contracts with your customers and that none of your customers account for 10% or more of your total revenue.


Our Equity Sponsor, page 7
8. Please identify Castle Harlan as the holders of Class B common stock and the Series A preferred stock.

The Offering, page 9
9. We note your changes in response to our prior comment no. 26. However, the Offering-Related Transactions subsection is difficult to follow due to the embedded lists presented. We also note that the information presented in this subsection merely repeats the same transactions disclosed in the Offering-Related Transactions section presented on pages 13-14. Please consider deleting the offering-related transactions on page 9 and providing a cross-reference to the offering-related transactions on pages 13-24.

Risk Factors, page 21

Financial and other covenants under our current and future indebtedness..., page 23
10. We note your response to prior comment 32. However, your response merely repeats the information provided elsewhere in your prospectus. Instead, briefly disclose that the senior credit facility requires mandatory prepayments. In addition, consider quantifying the effect that the mandatory prepayments would have on your operations, if material.

Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent..., page 34
11. Please briefly disclose the limited exceptions for the Castle Harlan Group. In addition, please revise similar disclosure in the
Description of Capital Stock section on page 137 to explain the business reasons on why the limited exceptions exist.

If a substantial number of shares become available for sale and are sold in a short period..., page 35
12. We note your response to prior comment no. 39. However, we cannot determine when the restrictions on resale by existing stockholders will lapse under Rule 144 and the relevant agreements.
Please advise. In addition, please revise your disclosure to indicate the exact number of outstanding securities that will eventually become available for sale.


Cautionary Statement, page 40
13. We note your response to prior comment no. 29. However, we continue to see qualifying language in paragraph four of this section. Please delete this qualifying language or supplementally advise why no revision is necessary.

Industry and Market Data, page 41
14. It is inappropriate to disclaim responsibility for the disclosure information you provide in the prospectus. Please remove any references indicating that you do not guarantee the accuracy or completeness of the information provided.

Selected Consolidated and Combined Financial Data, page 56
15. We note your response to our prior comment #47. However, based on your specific facts and circumstances, we continue to believe that your presentation of Adjusted EBITDA is not in accordance with Item
10 of Regulation S-K. Please delete this measure from your filing, including the Prospectus Summary, Business section, and Summary Consolidated, Combined and Unaudited Pro Forma Financial Data.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 63

Results of Operations, page 68
16. We note your response to our prior comment #50. However, Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known uncertainties in MD&A, and subsequent Exchange Act filings should continue to discuss this uncertainty on a periodic basis. Please revise, as appropriate.
17. When quantifying changes in your revenues, please use a table or other method of presenting the information in a clear and concise manner. For example, we suggest you explain your 10.6% increase in revenues for fiscal 2004 as compared to fiscal 2003 by using a table showing the components of the 10.6% change. Accordingly, volume growth would be shown as comprising approximately 6% of the 10.6% change, rather than describing the 10.6% change as being approximately 57% attributable to volume growth.

Contractual Obligations, page 78
18. We note that your table of contractual obligations is
presented
on a pro forma basis.  Although a pro forma presentation may provide
meaningful disclosure, this information should be presented in addition to, not in lieu of, historical amounts. Therefore, please add a table showing the historical amounts of your contractual obligations in a manner consistent with the amounts shown in Note 6 to your financial statements, and then present the table showing pro forma amounts, with an appropriate explanation of the pro forma adjustments.

Business, page 81
Legal Proceedings, page 100
19. We note your response to our prior comment #63. Please revise to disclose why you believe a meaningful quantification of potential damages related to the Guam-STB matter is not possible. In this regard, since the parties have submitted proposed standards with respect to rates charged, it is unclear to us why you cannot calculate the potential damages that could be awarded to the Government of Guam by reference to their June 2002 submission.

Management, page 101
20. Please revise to disclose Messrs. Holloway and Colussy`s business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Consolidated and Combined Statements of Operations, page F-4
21. With respect to your response to our prior comment #74, we note that fuel surcharges accounted for over 5 percent of fiscal 2004 revenues and that the $14.3 million increase in fuel surcharges from
2003 to 2004 materially affected your reported results of operations.
We reissue our original comment. Please revise your statements of operations to separately present these revenues, consistent with other transportation providers to which these revenues are significant, and revise your MD&A to provide quantitative disclosures of amounts and changes therein. Refer to Item 303 of Regulation S-K.

Note 17 - Subsequent Events, page F-28
22. We note your response to our prior comment #86.
Supplementally
tell us your basis for applying a 25 percent discount to the assumed fair market value of your stock for purposes of determining compensation expense. Generally, unless justified by the specific circumstances of your business, little or no discount should be applied for, among other things, lack of marketability of the shares.


Part II
Recent Sales of Unregistered Securities, page II-3
23. Refer to paragraph (2). Please disclose which rule of Regulation
D you are relying on for exemption from registration of the offering on July 7, 2004. In addition, disclose the number of persons who met the definition of an accredited investor pursuant to Rule 501(a).

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk, Assistant Chief Accountant at
(202)
551-3750, or David Humphrey, Branch Chief - Accountant at (202)
551-
3211 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Adviser, or me at (202) 551-3348 with any
other questions.

      				Sincerely,



							Jennifer G. Williams
      Special Counsel

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Ronald Jackson
Horizon Lines, Inc.
May 11, 2005
Page 7